Term sheet No. 1807AF To product supplement AF dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Registration Statement No. 333-184193 Dated August 1, 2013; Rule 433
Deutsche Bank AG, London Branch
$    Capped Buffered Underlying Securities (BUyS) Linked to the Vanguard FTSE Emerging Markets ETF due February 5*, 2015
General
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Capped Buffered Underlying Securities (BUyS) Linked to the Vanguard FTSE Emerging Markets ETF due February 5*, 2015 (the “BUyS”) are designed for investors who seek a return at maturity of 200.00% of the appreciation, if any, of the Vanguard FTSE Emerging Markets ETF (the “Underlying”), up to a Maximum Return of between 17.20% and 22.00% (to be determined on the Trade Date). If the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, investors will receive the Face Amount of BUyS at maturity. However, if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 10.00%, investors will lose 1.1111% of the Face Amount per BUyS for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. The BUyS do not pay coupons or dividends and investors should be willing to lose some or all of their initial investment if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount.  Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due February 5*, 2015.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The BUyS are expected to price on or about August 1*, 2013 (the “Trade Date”) and are expected to settle on or about August 6*, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	Vanguard FTSE Emerging Markets ETF (Ticker: VWO)
Issue Price:	100% of the Face Amount
Payment at Maturity:	• If the Final Price is greater than or equal to the Initial Price, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS, calculated as follows:
$1,000 + [$1,000 x the lesser of (i) the Underlying Return x Upside Leverage Factor and (ii) the Maximum Return]

•   If the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount of 10.00%, you will receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of BUyS.

•  If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 10.00%, you will lose 1.1111% of the Face Amount of your BUyS for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than 10.00%, and you will receive a cash payment at maturity per $1,000 Face Amount of BUyS, calculated as follows:
$1,000 + [$1,000 × (Underlying Return + Buffer Amount) x Downside Participation Factor]

You will lose some or all of your initial investment if the Underlying Return is negative and the Final Price is less than the Initial Price by an amount greater than 10.00%. Any Payment at Maturity is subject to the credit of the Issuer.

Underlying Return:	The Underlying Return, expressed as a percentage, will equal: Final Price – Initial Price Initial Price The Underlying Return may be positive, zero or negative.
(Key Terms continued on next page)
Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-7 of this term sheet.

The Issuer’s estimated value of the BUyS on the Trade Date is approximately $962.00 to $982.00 per $1,000 Face Amount of BUyS, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the BUyS” on the following page of this term sheet for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Total Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$2.50	$997.50
Total	$	$	$
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet. The BUyS will be sold with varying underwriting discounts and commissions in an amount not to exceed $2.50 per $1,000 Face Amount of BUyS.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The BUyS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

August 1, 2013

(Key terms continued from previous page)
Initial Price:	The Closing Price on the Trade Date
Final Price:	The Closing Price on the Final Valuation Date
Closing Price:	The closing price for one share of the Underlying on the relevant date of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Underlying
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Underlying. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the accompanying product supplement.
Buffer Amount:	10.00%
Upside Leverage Factor:	200.00% upside participation
Downside Participation Factor:	111.11% downside participation
Maximum Return:	17.20% – 22.00% (to be determined on the Trade Date)
Trade Date:	August 1*, 2013
Settlement Date:	August 6*, 2013
Final Valuation Date†:	February 2*, 2015
Maturity Date†:	February 5*, 2015
Listing:	The BUyS will not be listed on any securities exchange.
CUSIP:	25152REB5
ISIN:	US25152REB50
* Expected.  In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the BUyS remains the same.
† Subject to adjustment as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

August 1, 2013

ISSUER’S ESTIMATED VALUE OF THE BUYS

The Issuer’s estimated value of the BUyS is equal to the sum of our valuations of the following two components of the BUyS: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the BUyS is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the BUyS, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the BUyS. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the BUyS or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS. The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

ADDITIONAL TERMS SPECIFIC TO THE BUYS

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You should read this term sheet together with product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these BUyS are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What Is the Payment Amount on the BUyS at Maturity, Assuming a Range of Performances for the Underlying?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of BUyS for a hypothetical range of performances for the Underlying from -100.00% to +100.00%. The table below reflects the Upside Leverage Factor of 200.00%, the Buffer Amount of 10.00%, the Downside Participation Factor of 111.11% and assumes an Initial Price of $40.00 and a Maximum Return of 19.60% (the midpoint of 17.20% and 22.00%). The actual Initial Price and Maximum Return will be determined on the Trade Date. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Price	Underlying Return (%)	Payment at Maturity ($)	Return on BUyS (%)
$80.00	100.00%	$1,196.00	19.60%
$70.00	75.00%	$1,196.00	19.60%
$60.00	50.00%	$1,196.00	19.60%
$52.00	30.00%	$1,196.00	19.60%
$50.00	25.00%	$1,196.00	19.60%
$44.00	10.00%	$1,196.00	19.60%
$43.92	9.80%	$1,196.00	19.60%
$42.00	5.00%	$1,100.00	10.00%
$40.00	0.00%	$1,000.00	0.00%
$38.00	-5.00%	$1,000.00	0.00%
$36.00	-10.00%	$1,000.00	0.00%
$34.00	-15.00%	$944.45	-5.56%
$32.00	-20.00%	$888.89	-11.11%
$28.00	-30.00%	$777.78	-22.22%
$20.00	-50.00%	$555.56	-44.44%
$10.00	-75.00%	$277.79	-72.22%
$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The price of the Underlying increases 5.00% from the Initial Price of $40.00 to the Final Price of $42.00. Because the Final Price is greater than the Initial Price and the Underlying Return of 5.00% multiplied by the Upside Leverage Factor of 200.00% does not exceed the hypothetical Maximum Return of 19.60%, the investor receives a Payment at Maturity of $1,196.00 per $1,000 Face Amount of BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + ($1,000.00 x 5.00% x 200.00%) = $1,100.00

Example 2: The price of the Underlying increases 25.00% from the Initial Price of $40.00 to the Final Price of $50.00. Because the Final Price is greater than the Initial Price and the Underlying Return of 25.00% multiplied by the Upside Leverage Factor of 200.00% exceeds the hypothetical Maximum Return of 19.60%, the investor receives a Payment at Maturity of $1,196.00 per $1,000 Face Amount of BUyS, the maximum payment on the BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + ($1,000.00 x 19.60%) = $1,196.00

Example 3: The price of the Underlying declines 5.00% from the Initial Price of $40.00 to the Final Price of $38.00. Although the Final Price is less than the Initial Price, because the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount of 10.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of BUyS.

Example 4: The price of the Underlying declines 50.00% from the Initial Price of $40.00 to the Final Price of $20.00.  Because the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 10.00%, the investor receives a Payment at Maturity of $555.56 per $1,000 Face Amount of BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + [$1,000.00 x (-50.00% + 10.00%) x 111.11%] = $555.56

Selected Purchase Considerations

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THE APPRECIATION POTENTIAL OF THE BUYS IS LIMITED — The BUyS provide leveraged upside exposure to any appreciation of the Underlying up to the Maximum Return, which will be between 17.20% and 22.00% (to be determined on the Trade Date). Consequently, the maximum Payment at Maturity will be between $1,172.00 and $1,220.00 for each $1,000 Face Amount of BUyS you hold. Because the BUyS are our senior unsecured obligations, any Payment at Maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — Payment at Maturity of the Face Amount of your BUyS is protected against a percentage decline in the Final Price, as compared to the Initial Price, of up to the Buffer Amount, subject to our ability to pay our obligations as they become due. If such percentage decline is greater than the Buffer Amount of 10.00%, for every 1.00% decline beyond the Buffer Amount, you will lose 1.1111% of the Face Amount of your BUyS, and you may lose your entire initial investment as a result.

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RETURN LINKED TO THE PERFORMANCE OF THE VANGUARD FTSE EMERGING MARKETS ETF — The return on the BUyS, which may be positive, zero or negative, is linked as described herein to the performance of the Vanguard FTSE Emerging Markets ETF.

The Vanguard FTSE Emerging Markets ETF seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the FTSE Emerging Index (the “Tracked Index”). The Tracked Index is a market-capitalization, weighted index representing the performance of over 800 large and mid-cap companies in 22 emerging markets. The Vanguard FTSE Emerging Markets ETF trades on the NYSE Arca under the ticker symbol “VWO.” It is possible that the Vanguard FTSE Emerging Markets ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in the Vanguard FTSE Emerging Markets ETF, the fees and expenses of the Vanguard FTSE Emerging Markets ETF or due to other circumstances. This section is only a summary of the Vanguard FTSE Emerging Markets ETF. For more information on the Vanguard FTSE Emerging Markets ETF, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Underlying” in this term sheet.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the BUyS will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your BUyS (including at maturity) and (ii) subject to the potential application of the "constructive ownership" regime discussed below, your gain or loss on the BUyS should be capital gain or loss and should be long-term capital gain or loss if you have held the BUyS for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your BUyS could be materially and adversely affected.

Even if the treatment of the BUyS as prepaid financial contracts is respected, purchasing the BUyS could be treated as entering into “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the BUyS, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our special tax counsel is unable to opine as to whether or how Section 1260 applies to the BUyS.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the BUyS.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the Underlying or in any of the component securities composing the Underlying. In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE BUYS MAY RESULT IN A LOSS — The BUyS do not pay coupons or dividends and do not guarantee any return of your initial investment. The return on the BUyS at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, you will lose 1.1111% of the Face Amount of your BUyS for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. Accordingly, you will lose some or all of your initial investment. Any Payment at Maturity is subject to our ability to meet our obligations as they become due.

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THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN — If the Final Price is greater than or equal to the Initial Price, for each $1,000 Face Amount of BUyS, you will receive at maturity $1,000 plus an amount equal to $1,000 multiplied by the lesser of (i) the Underlying Return times the Upside Leverage Factor and (ii) the Maximum Return of between 17.20% - 22.00% (to be determined on the Trade Date). Consequently, the maximum Payment at Maturity will be between $1,172.00 and $1,220.00 for each $1,000 Face Amount of BUyS you hold, regardless of any further appreciation of the Underlying, which may be significant.

•	NO COUPON PAYMENTS — Deutsche Bank AG will not pay any coupon payments with respect to the BUyS.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the BUyS, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities held by the Underlying would have.

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THE BUYS ARE SUBJECT TO OUR CREDITWORTHINESS — The BUyS are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the BUyS, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the BUyS. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the BUyS and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amounts owed to you under the terms of the BUyS and you could lose your entire investment.

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THE UNDERLYING’S TRACKED INDEX HAS RECENTLY CHANGED — The Underlying’s Tracked Index recently completed a process of transitioning to a new tracked index, which could reduce the performance of the component securities, and limit the utility of available information about the performance of the Underlying. Until 2013, the tracked index for the Underlying was the MSCI Emerging Markets Index (the “MXEA”). In October 2012, The Vanguard Group, Inc. (the “VGI”) announced that the Underlying would adopt the FTSE Emerging Index as its new target index over the following months. In the first phase of the transition, which began on January 10, 2013, the Underlying ceased tracking the MXEA, and began temporarily tracking the FTSE Emerging Transition Index, a “dynamic” index that gradually reduced its exposure to South Korean equities by approximately 4% each week for a period of 25 weeks, while proportionately adding exposure to stocks of companies located in other countries based on their weightings in the new index. In the second phase of the transition, in July 2013, the Underlying ceased tracking the FTSE Emerging Transition Index and began tracking the FTSE Emerging Index. For more information, see the section entitled “The Underlying” in this term sheet.

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THE ISSUER’S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE BUYS — The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS.  The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the BUyS is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your BUyS or otherwise value your BUyS, that price or value may differ materially from the estimated value of the BUyS determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the BUyS in the secondary market.

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INVESTING IN THE BUYS IS NOT THE SAME AS INVESTING IN THE UNDERLYING OR THE SECURITIES HELD BY THE UNDERLYING — The return on your BUyS may not reflect the return you would realize if you were directly invested in the Underlying or the component securities held by the Underlying. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the component securities held by the Underlying or holders of shares of the Underlying would have.

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THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the BUyS may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the BUyS that are in addition to, or that differ from, those described in this term sheet to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the BUyS. You should read “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement in order to understand the adjustments that may be made to the BUyS.

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FLUCTUATION OF NAV — The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s portfolio holdings. The market price of the Underlying may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of the Underlying may differ from its NAV per share; the Underlying may trade at, above or below its NAV per share.

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ADJUSTMENTS TO THE UNDERLYING OR TO THE TRACKED INDEX COULD ADVERSELY AFFECT THE VALUE OF THE BUYS — The Vanguard Group, Inc. is the investment advisor to the Underlying, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Tracked Index. The stocks included in the Tracked Index are selected by FTSE International Limited (“FTSE”). The Tracked Index is calculated and published by FTSE. FTSE can add, delete or substitute the stocks underlying the Tracked Index, which could change the value of the Tracked Index. Pursuant to its investment strategy or otherwise, VGI may add, delete, or substitute the securities held by the Underlying. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Underlying, which could adversely affect the Closing Price of the Underlying and cause the Final Price to be less than the Initial Price by an amount greater than the Buffer Amount.

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THE UNDERLYING AND ITS TRACKED INDEX ARE DIFFERENT — The performance of the Underlying may not exactly replicate the performance of its Tracked Index because the Underlying will reflect transaction costs and fees that are not included in the calculation of the Tracked Index. It is also possible that the Underlying may not fully replicate or may in certain circumstances diverge significantly from the performance of its Tracked Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying or due to other circumstances. For all of the foregoing reasons, the performance of the Underlying may not correlate with the performance of its Tracked Index.

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IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR BUYS MAY NOT CHANGE IN THE SAME MANNER — Your BUyS may trade quite differently from the shares of the Underlying. Changes in the market price of the shares of the Underlying may not result in a comparable change in the value of your BUyS.

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THE BUYS ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the Underlying invests in stocks denominated in foreign currencies, but the Underlying’s shares are denominated in the U.S. dollar, changes in currency exchange rates may negatively impact the Underlying’s return. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between countries; and

•	the extent of governmental surpluses or deficits in the countries represented in the Underlying and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlying, the United States and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the Underlying strengthen or weaken against the U.S. dollar and the relative weight of each currency represented in the overall Underlying. If, taking into account such weighting, the U.S. dollar strengthens against the component currencies as a whole, the price of the Underlying will be adversely affected and the value of the BUyS may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the U.S. dollar and the currencies represented in the Underlying could affect the value of the BUyS.

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THE BUYS ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK — Because the Underlying includes component securities that are issued by non-U.S. companies in non-U.S. securities markets, the BUyS are subject to non-U.S. securities markets risk. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

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THE BUYS ARE SUBJECT TO EMERGING MARKETS RISK — The value of the BUyS is subject to the political and economic risks of emerging market countries by linking to the performance of the Underlying. The component securities held by the Underlying include securities of companies that are located in an emerging market country and whose securities trade on the exchanges of an emerging market country. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the BUyS and the amount payable to you on the BUyS.

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THERE IS NO AFFILIATION BETWEEN THE UNDERLYING AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE UNDERLYING OR BY THE ISSUERS OF THE STOCKS HELD BY THE UNDERLYING OR COMPOSING THE TRACKED INDEX — We are not affiliated with the Underlying or the issuers of the stocks held by the Underlying or composing the Tracked Index (such stocks, “Underlying Stocks”; the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we and our affiliates may currently or from time to time in the future engage in business with many of the Underlying Stock Issuers. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the BUyS, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Underlying nor any of the Underlying Stock Issuers is involved in this offering in any way and none of them has any obligation of any sort with respect to your BUyS. Neither the Underlying nor any of the Underlying Stock Issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your BUyS.

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PAST PERFORMANCE OF THE UNDERLYING, THE TRACKED INDEX OR OF THE COMPONENT SECURITIES HELD BY THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying, the Tracked Index or the component securities held by the Underlying over the term of the BUyS may bear little relation to the historical prices of the Underlying or the component securities held by the Underlying or the level of the Tracked Index, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. Furthermore, due to the transition described below, the Underlying’s historical performance may be of limited value in assessing its performance. Prior to January 2013, the performance of the Underlying resulted from its tracking of the performance of the MSCI Emerging Markets Index. In January 2013, the Underlying began tracking the performance of the FTSE Emerging Transition Index (the “Transition Index”) and, in July 2013, the Underlying began tracking the Tracked Index. We cannot predict the future performance of the Underlying, the Tracked Index or the component securities held by the Underlying.

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THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The BUyS will not be listed on any securities exchange. There may be little or no secondary market for the BUyS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS when you wish to do so or at a price advantageous to you. Deutsche Bank AG and its affiliates intend to act as market makers for the BUyS but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS. If, at any time, Deutsche Bank AG or its affiliates do not act as market makers, it is likely that there would be little or no secondary market for the BUyS.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR BUYS IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE — While the payment(s) on the BUyS described in this term sheet is based on the full Face Amount of your BUyS, the Issuer's estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS. The Issuer's estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the BUyS on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the BUyS and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your BUyS, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The BUyS are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your BUyS to maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — While we expect that, generally, the price of the shares of the Underlying on any day will affect the value of the BUyS more than any other single factor, the value of the BUyS will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to maturity of the BUyS;

•	the market price of and dividend rate on the component securities held by the Underlying;

•	the occurrence of certain events affecting the Underlying that may or may not require an anti-dilution adjustment;

•	interest rates and yields in the market generally and in the markets of the component securities held by the Underlying;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying, the Tracked Index or markets generally;

•	the composition of the investment portfolio of the Underlying and any changes thereto;

•	supply and demand for the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY AFFECT THE VALUE OF THE BUYS — We or one or more of our affiliates expect to hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the BUyS declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the BUyS.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE BUYS ARE LINKED OR THE VALUE OF THE BUYS — Deutsche Bank AG, its affiliates and agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the BUyS and the Underlying to which the BUyS are linked.

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POTENTIAL CONFLICT OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent, hedging our obligations under the BUyS and determining the Issuer’s estimated value of the BUyS on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interest as an investor in the BUyS. The calculation agent will determine, among other things, the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event by the calculation agent could adversely affect the amount payable at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and the IRS or a court might not agree with the treatment of the BUyS as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS could be materially and adversely affected.

Even if the treatment of the BUyS as prepaid financial contracts is respected, purchasing the BUyS could be treated as entering into “constructive ownership transactions.” In that case, all or a portion of any long-term capital gain you would otherwise recognize on the maturity or disposition of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and a notional interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the BUyS.

As described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Underlying as described herein;

•	You are willing to invest in the BUyS based on the Upside Leverage Factor, the Downside Participation Factor, the Maximum Return and the Buffer Amount;

•	You are willing to lose up to 100% of your initial investment, subject to our creditworthiness;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk;

•	You do not seek current income from this investment; and

•	You do not seek an investment for which there will be an active secondary market.

The BUyS may not be suitable for you if:

•	You do not seek an investment with a return linked to the performance of the Underlying as described herein;

•	You seek an investment with an uncapped upside return;

•	You seek an investment that is protected against the loss of your initial investment beyond the Buffer Amount;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You are not willing to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

The Underlying

We have derived all information contained in this term sheet regarding the Vanguard FTSE Emerging Markets ETF (the “Underlying”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by The Vanguard International Equity Index Funds (the “Vanguard Trust”) and The Vanguard Group, Inc. (“VGI”). The  Vanguard FTSE Emerging Markets ETF is an investment portfolio maintained and managed by VGI. VGI is the investment adviser to the Vanguard FTSE Emerging Markets ETF. The Vanguard FTSE Emerging Markets ETF is an exchange traded fund that trades on the NYSE Arca under the ticker symbol “VWO.”

The Vanguard Trust is a registered investment company that consists of numerous separate investment portfolios, including the Vanguard FTSE Emerging Markets ETF. Information provided to or filed with the SEC by the Vanguard Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-32548 and 811-05972, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Vanguard Trust, VGI and the Vanguard FTSE Emerging Markets ETF, please see the Vanguard FTSE Emerging Markets ETF’s prospectus. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents, and we have not participated in the preparation of, or verified, such publicly available information.

The Vanguard FTSE Emerging Markets ETF

The Underlying seeks to replicate as closely as possible, before fees and expenses, the performance of the FTSE Emerging Index (the “Tracked Index”) that measures the investment return of stocks issued by companies located in emerging market countries. The Underlying employs an indexing investment approach by investing substantially all (approximately 95%) of its assets in the common stocks included in the Tracked Index (while employing a form of sampling strategy to reduce risk). The Underlying recently transitioned from tracking the performance of the FTSE Emerging Transition Index (the “Transition Index”) and currently tracks the performance of the Tracked Index. Both the Transition Index and the Tracked Index were developed by FTSE International Limited (“FTSE”) and are calculated, maintained and published by FTSE. FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the Transition Index and/or the Tracked Index at any time.

Historically, the Underlying sought to track the performance of the MSCI Emerging Markets Index (the “MXEA”). However, in October 2012, it was announced that the Underlying would switch to tracking the performance of the Tracked Index. Because MXEA includes exposure to equities in South Korea but the Tracked Index does not, the Underlying began tracking the performance of the Transition Index in January 2013 to gradually eliminate its South Korean equities holdings in order to reduce the impact on its existing fund shareholders. The Transition Index was a “dynamic” index that represented the components of the Tracked Index plus the equity of companies located in South Korea. The Underlying followed the Transition Index as it gradually reduced its South Korean equity exposure by approximately 4% each week over a period of 25 weeks while proportionately adding exposure to stocks of companies located in other countries based on their weightings in the Tracked Index. In July 2013, the Underlying finished its transition and began tracking the performance of the Tracked Index.

The FTSE Emerging Index

The Tracked Index is a market-capitalization weighted index representing the performance of over 800 large and mid-cap companies in 22 emerging markets. The Tracked Index was launched on June 30, 2000, with a base date of December 31, 1986, and a base value of 100.

Eligibility Countries

The following criteria must be met before a country’s companies can be included in the Tracked Index:

•	permission for direct equity investment by non-nationals;

•	availability of accurate and timely data;

•	non-existence of any significant exchange controls which would prevent the timely repatriation of capital or dividends;

•	the demonstration of significant international investor interest in the local equity market; and

•	existence of adequate liquidity in the market.

A country’s classification as developed, advanced emerging, or secondary emerging is largely dependent on the following factors:

•	wealth (GNI per capita);

•	total stock market capitalization;

•	breadth and depth of market;

•	any restrictions on foreign investment;

•	free flow of foreign exchange;

•	reliable and transparent price discovery;

•	efficient market infrastructure (trading, reporting and settlement systems, derivatives market and other factors); and

•	oversight by independent regulator

Determining Company Nationality

A company will be allocated to a single country. If a company is incorporated in one country and has its sole listing in the same country, the company will be allocated to that country. In other circumstances, FTSE will refer the company to the FTSE Nationality Committee, which will decide the appropriate nationality for the company. If a company is incorporated in a country, has a listing in that country and listings in other countries, the FTSE Nationality Committee will normally assign the company to the country of incorporation. If a company is incorporated in a country, and is listed only in countries other than the country of incorporation, the FTSE Nationality Committee will normally allocate the company to the country with the greatest liquidity. If a company is incorporated in a country other than a developed country, has no listing in that country and is listed only in one or more developed countries, that company will only be eligible for FTSE Global Equity Index Series inclusion if the country of incorporation is internationally recognized as having a low taxation status that has been approved by the FTSE Nationality Committee.

Eligible Securities

Most types of equity securities are eligible for the Tracked Index. Companies in the business of holding equity and other investments (e.g., investment trusts) which are assumed by the Industry Classification Benchmark as Subsector equity investment instruments and non-equity investment instruments which are assumed by the Industry Classification Benchmark as Subsector non-equity investment instruments are eligible for inclusion. Limited liability partnerships and limited liability companies are not eligible for inclusion. Where a unit comprises equity and non-equity, it will not be eligible for inclusion. Convertible preferred shares and loan stocks are excluded until converted. If a company does not list all of its shares in an eligible class, or does not list an entire class, the unlisted shares are not eligible for the Tracked Index, but they may be included in the review universe for the purpose of ranking companies by their full market capitalization.

Adjustments Applied to Eligible Securities

Eligible companies may be subject to adjustment for free float and multiple classes, as described below.

Free float restrictions include:

•	shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension plans for governments);

•	shares held by sovereign wealth funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;

•	shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated;

•	shares held within employee share plans;

•	shares held by public companies or by non-listed subsidiaries of public companies;

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shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;

•	all shares where the holder is subject to a lock-up provision (for the duration of that provision);

•	shares held for publicly announced strategic reasons, including shares held by several holders acting in concert; and

•	shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.

Where there are multiple classes of equity capital in a company, all classes are included and priced separately, provided that:

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The secondary class’s full market capitalization (i.e., before the application of any investability weightings) is greater than 25% of the full market capitalization of the company’s principal class and the secondary class is eligible in its own right in all respects; and

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All partly-paid classes of equity are priced on a fully-paid basis if the calls are fixed and are payable at known future dates. Those where future calls are uncertain in either respect are priced on a partly-paid basis.

Liquidity of Constituents

Each constituent security will be tested for liquidity by calculation of its median daily trading per month. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore, a security that fails to trade for more than half of the days in a month will have a median trade of zero.

A non-constituent which does not turnover at least 0.05% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least ten of the twelve months prior to a full market review will not be eligible for inclusion in the Tracked Index.

An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least eight of the twelve months prior to a full market review will be removed.

New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their shares in issue (after the application of any free float weightings) based on their median daily trade per month in each month since their listing.

If a company fails the liquidly test based on its underlying shares, its Depositary Receipts (“DRs”) may be considered for inclusion in the Tracked Index if it passes the liquidity test in its own right and is traded on an exchange within the same regional time zone in which the underlying shares are listed. Where a company has both DRs and underlying shares listed, both securities will be tested separately for liquidity. The underlying shares will be included if they pass the liquidity test in their own right. The DRs will only be eligible for inclusion if the underlying shares fail the liquidity test and the DRs pass in their own right. Where the DRs have been included, it will remain in the Tracked Index until such DRs either fail the liquidity test or the underlying shares pass a future liquidity test with greater liquidity than the DRs. In the event that the underlying shares fail the liquidity test and the DRs trade in a different time zone, but pass the test in their own right, the underlying shares will be included as long as the DRs are fully fungible (i.e., the DRs can be converted into underlying shares and the underlying shares can be converted into DRs).

Calculation of the Tracked Index

Actual closing mid-market or last trade prices are used, where available, for constituent securities with local securities exchange quotations. The number of shares outstanding for each constituent security is expressed to the nearest share. To prevent a large number of insignificant weighting changes, the number of shares outstanding for each constituent security is amended only when the total outstanding shares included in the index system changes by more than 1% on a cumulative basis. Changes will be made quarterly after the close of business on the third Friday of March, June, September and December. The performance of the Tracked Index on a given day is determined by calculating the percentage difference between (1) the Tracked Index’s market capitalization as at the close of that day and (2) the market capitalization at the start of that day. “Start of the day” is defined as the previous day’s close adjusted for capital changes, investability weight changes, additions and deletions.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the daily closing prices of the Underlying from July 30, 2008 through July 30, 2013.  The closing price of the Vanguard FTSE Emerging Markets ETF on July 30, 2013 was $39.29.  We obtained the closing prices of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Final Price of the Underlying. Furthermore, due to the transition described above, the Underlying’s historical performance may be of limited value in assessing its performance. Prior to January 2013, the performance of the Underlying resulted from its tracking of the performance of the MSCI Emerging Markets Index. In January 2013, the Underlying began tracking the performance of the Transition Index and, in July 2013, the Underlying began tracking the Tracked Index. Please see the section entitled “The Underlying” in this term sheet for more information. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession of up to 0.25% or $2.50 per $1,000 Face Amount of BUyS in connection with the sale of the BUyS.  DBSI may pay custodial fees of up to 0.25% or $2.50 per $1,000 Face Amount of BUyS to certain other broker-dealers. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangement for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the securities to any of its discretionary accounts without the prior written approval of the customer.

Settlement
We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the BUyS more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.